--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 TREADCO, INC.
                              (Name of the Issuer)
                             ---------------------
                           ARKANSAS BEST CORPORATION
                      (Name of Person(s) Filing Statement)
                             ---------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                             ---------------------
                                  894545 10 2
                     (Cusip Number of Class of Securities)

                               RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                           ARKANSAS BEST CORPORATION
                            3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:
                             ALAN J. BOGDANOW, ESQ.
                             HUGHES & LUCE, L.L.P.
                          1717 MAIN STREET, SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500
                             ---------------------

This Statement is Filed in Connection With (Check the Appropriate Box):

A. [ ] The Filing of Solicitation Materials or an Information Statement Subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) Under the Securities Exchange Act of 1934.

B.  [ ] The Filing of a Registration Statement Under the Securities Act of 1933.

C.  [X] A Tender Offer.

D.  [ ] None of the Above.

Check the Following Box if the Soliciting Materials or Information Statement Referred to in Checking Box (A) are Preliminary Copies: [ ]

                           CALCULATION OF FILING FEE

    TRANSACTION VALUATION(1)         AMOUNT OF FILING FEE(2)
    ------------------------         -----------------------
         $25,785,495.00                     $5,158.00

---------------

(1) Calculated by multiplying $9.00, the per share tender offer price, by 2,865,055 shares of Common Stock.

(2) 1/50 of 1% of Transaction Value.

[X] Check Box if any Part of the Fee is Offset as Provided by Rule 0-11(a)(2) and Identify the Filing with Which the Offsetting Fee was Previously Paid. Identify the Previous Filing by Registration Statement Number, or the Form or Schedule and the Date of Its Filing.

Amount Previously Paid: $5,158.00                        Filing Party: Arkansas Best Corporation
Form or Registration No.: Schedule 14D-1 Tender Offer    Date Filed: March 23, 1999
  Statement

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by Arkansas Best Corporation, a Delaware corporation ("Parent"), and relates to a tender offer by Parent to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a price of $9.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in Parent's Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to Parent's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") being filed with the Commission concurrently herewith.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item to this Statement are qualified in their entirety by the provisions of the Schedule 14D-1. All cross references in this Statement, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

                                      (ii)

                             CROSS REFERENCE SHEET
                                       TO
                                 SCHEDULE 14D-1

                                                                       ITEM OF
                  ITEM AND CAPTION OF SCHEDULE 14D-1                SCHEDULE 14D-1
                  ----------------------------------                --------------
 1.  Issuer and Class of Security Subject to the Transaction
     (a).........................................................          1(a)
     (b).........................................................          1(b)
     (c).........................................................          1(c)
     (d)-(f).....................................................      *

 2.  Identity and Background
     (a).........................................................          2(a)
     (b).........................................................          2(b)
     (c).........................................................          2(c)
     (d).........................................................          2(d)
     (e).........................................................          2(e)
     (f).........................................................          2(f)
     (g).........................................................          2(g)

 3.  Past Contacts, Transactions or Negotiations
     (a).........................................................          3(a)
     (b).........................................................          3(b)

 4.  Terms of the Transaction
     (a).........................................................      *
     (b).........................................................      *

 5.  Plans or Proposals of the Issuer or Affiliate
     (a).........................................................          5(a)
     (b).........................................................          5(b)
     (c).........................................................          5(c)
     (d).........................................................          5(d)
     (e).........................................................          5(e)
     (f).........................................................          5(g)
     (g).........................................................      *

 6.  Source and Amounts of Funds or Other Consideration
     (a).........................................................          4(a)
     (b).........................................................      *
     (c).........................................................          4(b)
     (d).........................................................          4(c)

 7.  Purpose(s), Alternatives, Reasons and Effects
     (a)-(d).....................................................      *

 8.  Fairness of the Transaction
     (a)-(f).....................................................      *

 9.  Reports, Opinions, Appraisals and Certain Negotiations
     (a)-(c).....................................................      *

10.  Interest in Securities of the Issuer
     (a).........................................................          6(a)
     (b).........................................................          6(b)

                                      (iii)

                                                                       ITEM OF
                  ITEM AND CAPTION OF SCHEDULE 14D-1                SCHEDULE 14D-1
                  ----------------------------------                --------------
11.  Contracts, Arrangements or Understandings With Respect to
     the Issuer's Securities.....................................          7

12.  Present Intention and Recommendation of Certain Persons
     With Regard to the Transaction
     (a)-(b).....................................................      *

                                      (iv)

                                                                       ITEM OF
                  ITEM AND CAPTION OF SCHEDULE 14D-1                SCHEDULE 14D-1
                  ----------------------------------                --------------
13.  Other Provisions of the Transaction
     (a)-(c).....................................................      *

14.  Financial Information
     (a)-(b).....................................................      *

15.  Persons and Assets Employed, Retained or Utilized
     (a).........................................................      *
     (b).........................................................          8

16.  Additional Information......................................         10

17.  Material to be Filed as Exhibits............................         11

---------------

* The item is not required by Schedule 14D-1, is inapplicable or is answered in the negative.

                                       (v)

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) See Item 1(a) of the Schedule 14D-1 which is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Price Range of the Shares; Dividends" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Price Range of the Shares; Dividends" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Parent. Information concerning the principal business and the address of the principal offices of Parent is set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Information Concerning Parent and Newco" and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Parent, Newco (as defined below) and the Company are set forth in ANNEXES C and D of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth the Offer to Purchase under "THE TENDER OFFER -- Certain Information Concerning Parent and Newco" is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger" and "-- The Merger Agreement," and "THE TENDER OFFER -- Certain Information Concerning Parent and Newco," and "-- Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- Purpose and Structure of the Transaction" and "-- The Merger Agreement" is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Purpose and Structure of the Transaction" and "-- Plans for the Company After the Offer and the Merger" is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Fees and Expenses" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Source and Amount of Funds" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- Background of the Offer and the Merger," "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger," "-- Purpose and Structure of the Transaction,"
"-- Plans for the Company After the Offer and the Merger" and "-- Certain Effects of the Offer and the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger,"
"-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger," "-- Opinion of Financial Advisor," "-- Position of Parent Regarding Fairness of the Offer and the Merger" and "-- Purpose and Structure of the Transaction" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "-- Opinion of Financial Advisor," and ANNEX A) is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- Background of the Offer and the Merger" and "-- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Background of the Transaction" is incorporated herein by reference.

ITEM 12.PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger" and "-- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference. Other than the approval and recommendation of the transaction by the Special Committee of the Board of Directors of the Company and the Board of Directors of each of the Company and Parent, no one has made a recommendation in support of or opposed to the proposed Transaction described in the Offer to Purchase.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Dissenters' Rights," and ANNEX E) is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Certain Projections," and "THE TENDER OFFER -- Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger," and "THE TENDER OFFER -- Fees and Expenses" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," and "THE TENDER OFFER -- Fees and Expenses" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Additional information concerning the Transaction is set forth in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
         (a)(1)          -- $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as
                            Administrative Agent and Bank of America National Trust
                            Savings Association and Wells Fargo Bank (Texas), N.A.,
                            as Co-Documentation Agents (previously filed as Exhibit
                            10.2 to Parent's Form 10-Q filed with the Securities and
                            Exchange Commission on August 6, 1998, File No. 0-19969,
                            and incorporated herein by reference).
         (b)(1)          -- Opinion of Stephens Inc. (included as ANNEX A to the
                            Offer to Purchase filed as Exhibit (a)(1) to the Schedule
                            14D-1 and incorporated herein by reference).
         (c)(1)          -- Agreement and Plan of Merger dated as of March 15, 1999 among Parent, Newco and the Company (included as ANNEX B
                            to the Offer to Purchase filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).
         (c)(2)          -- Support Agreement dated as of January 22, 1999 between
                            Parent and Shapiro Capital Management Company, Inc.
                            (previously filed as Exhibit 1 to Amendment No. 1 to the
                            Schedule 13D of Parent filed with the Securities and
                            Exchange Commission on January 26, 1999 and incorporated
                            herein by reference).
         (d)(1)          -- Offer to Purchase (filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).
         (d)(2)          -- Letter of Transmittal (filed as Exhibit (a)(2) to the
                            Schedule 14D-1 and incorporated herein by reference).
         (d)(3)          -- Notice of Guaranteed Delivery (filed as Exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).
         (d)(4)          -- Letter to Brokers, Dealers, Banks, Trust Companies and
                            Other Nominees (filed as Exhibit (a)(4) to the Schedule
                            14D-1 and incorporated herein by reference).
         (d)(5)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Banks, Trust Companies and Other Nominees (filed as
                            Exhibit (a)(5) to the Schedule 14D-1 and incorporated
                            herein by reference).
         (d)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Form W-9 (filed as Exhibit (a)(6) to the
                            Schedule 14D-1 and incorporated herein by reference).
         (e)(1)          -- Section 262 of the Delaware General Corporation Law
                            (included as ANNEX E to the Offer to Purchase filed as
                            Exhibit (a)(1) to the Schedule 14D-1 and incorporated
                            herein by reference).
            (f)          -- Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ARKANSAS BEST CORPORATION

                                            By:    /s/ DAVID E. LOEFFLER

                                              ----------------------------------
                                                      David E. Loeffler
                                              Vice President and Chief Financial
                                                            Officer

Dated: March 23, 1999